UBS TECHNOLOGY PARTNERS, L.L.C.
1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

OFFER TO PURCHASE $250,000,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED MAY 25, 2005

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK TIME, ON THURSDAY, JUNE 23, 2005,
UNLESS THE OFFER IS EXTENDED

To the Investors of UBS Technology Partners, L.L.C.:

          UBS Technology Partners, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $250,000,000 in interests in the Fund (the "Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of June 30, 2005, if the Offer expires on June 23, 2005. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement, dated as of August 15, 2003 (the "L.L.C. Agreement").

           Investors should realize that the value of the Interests tendered in this Offer likely will change between April 30, 2005 (the last time estimated net asset value was calculated) and May 31, 2005 (the next time estimated net asset value will be calculated) and June 30, 2005, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Investors should also note that although the tender offer expires on June 23, 2005, they remain investors in the Fund until June 30, 2005, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact the Fund's Administrator, PFPC Inc. ("PFPC"), at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

           Investors desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

           Neither the Fund nor the Adviser nor any affiliate of the Adviser nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

          Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

           This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

           Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator.

UBS Alternative Investment Group c/o PFPC Inc. P.O. Box 857 Claymont, Delaware 19703-9911
Phone: Fax: Attention:	(877) 431-1973 (302) 793-8201 (302) 793-8202 Tender Offer Administrator

TABLE OF CONTENTS

1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11.	Background and Purpose of the Offer
Offer to Purchase and Price
Amount of Tender
Procedure for Tenders
Withdrawal Rights
Purchases and Payment
Certain Conditions of the Offer
Certain Information About the Fund
Certain Federal Income Tax Consequences
Treasury Regulations
Miscellaneous	5 5 7 8 9 9 11 12 13 14 14

(Financial Statements enclosed)

Summary Term Sheet

•	As we said in your Fund's offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on June 23, 2005. Estimated net asset value will be calculated for this purpose on June 30, 2005.

•	To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2005, which we expect will be completed in February 2006. If you tender your entire interest in the Fund, we will pay you in cash by approximately July 11, 2005, 95% of our calculation of the estimated net asset value as of June 30, 2005. We will owe you the balance, for which we will give you a promissory note that will be held for you by PFPC. If you tender part of your interest, leaving a remainder at least equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential Memorandum), we will pay all your proceeds in cash by approximately July 11th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

•	Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight on June 23, 2005. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests by midnight, June 23, 2005, you may still withdraw your Interests at any time after July 22, 2005, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of a performance bonus, if earned, to the Fund's Adviser for managing the Fund's assets. If you tender less than all your Interests, any performance bonus, if earned, will be paid only in respect of the Interests you tender.

•	If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before midnight, June 23, 2005. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC promptly after you fax it (although the original page does not have to be received before midnight, June 23, 2005). Of course, the estimated value of your Interests is likely to change between April 30, 2005 (the last time estimated net asset value was calculated) and May 31, 2005 (the next time it will be calculated) and June 30, 2005, when the estimated value of your investment will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current estimated net asset value of your Interests, you may contact PFPC, at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before midnight, June 23, 2005. Also realize that although the tender offer expires on June 23, 2005, you remain an investor in the Fund until June 30, 2005, when the estimated net asset value of your Interests is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

          1.      Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum of UBS Technology Partners, L.L.C., dated August 2003 (the "Confidential Memorandum"), and the L.L.C. Agreement. The Confidential Memorandum as then in effect and the L.L.C. Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that UBS Fund Advisor, L.L.C., the investment adviser of the Fund (the "Adviser"), expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors twice each year near mid-year and year-end. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Confidential Memorandum and the L.L.C. Agreement. The Directors intend to consider the continued desirability of the Fund making an offer to purchase Interests twice each year, but the Fund is not required to make any such offer.

          The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

           Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

          2.      Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $250,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on June 23, 2005 (such time and date being hereinafter called the "Initial Expiration Date"). If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last day of the month in which the Expiration Date occurs, payable as set forth in Section 6. The table below shows the estimated unaudited net asset value, as of May 1, 2005, of an initial capital contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

               Month Initial                 Unaudited Estimated Net Asset Value
              Contribution Made                       as of May 1, 2005
              -----------------              -----------------------------------

                  April 1999                           $ 423,082
                  May 1999                               412,959
                  June 1999                              418,247
                  July 1999                              393,434
                  August 1999                            388,559
                  September 1999                         374,933
                  October 1999                           369,240
                  November 1999                          354,867
                  December 1999                          326,244
                  January 2000                           280,277
                  February 2000                          274,208
                  March 2000                             233,353
                  April 2000                             239,643
                  May 2000                               264,382
                  June 2000                              277,104
                  July 2000                              257,022
                  August 2000                            252,034
                  September 2000                         242,134
                  October 2000                           242,813
                  November 2000                          246,588
                  December 2000                          245,216
                  January 2001                           245,363
                  February 2001                          251,966
                  March 2001                             246,984
                  April 2001                             242,816
                  May 2001                               249,760
                  June 2001                              249,556
                  July 2001                              248,962
                  August 2001                            249,951
                  September 2001                         248,539
                  October 2001                           245,280
                  November 2001                          256,804
                  December 2001                          257,926
                  January 2002                           257,735
                  February 2002                          259,227
                  March 2002                             264,625
                  October 2003                           263,391
                  November 2003                          255,053
                  December 2003                          253,258
                  January 2004                           254,793
                  February 2004                          248,168
                  March 2004                             247,956
                  April 2004                             251,279
                  May 2004                               256,642
                  June 2004                              255,885
                  July 2004                              254,821
                  August 2004                            260,780
                  October 2004                           260,427
                  December 2004                          252,168
                  January 2005                           250,267
                  February 2005                          249,389
                  March 2005                             247,254
                  April 2005                             248,425

          As of the close of business on May 1, 2005, there were approximately $311,369,960 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting PFPC at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the estimated value of the Interests tendered by the investors likely will change between April 30, 2005 (the last time estimated net asset value was calculated) and May 31, 2005 (the next time it will be calculated) and June 30, 2005, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

          3.      Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, an investor who tenders for repurchase only a portion of such investor's Interest shall be required to maintain a capital account balance equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential Memorandum), net of the amount of the performance bonus, if any, that is to be debited from the capital account of the investor and credited to the capital account of the Adviser on the Expiration Date (the "Performance Bonus"). If an investor tenders an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

          If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $250,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $250,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. The Adviser beneficially owns $15,509 in Interests and does not intend to tender any of its Interests in the Offer.

          4.      Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

           Investors wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5.      Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after July 22, 2005. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

          6.      Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on June 30, 2005, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the L.L.C. Agreement, including in respect of any Performance Bonus, have been made.

          For investors who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of June 30, 2005, payable by approximately July 11, 2005 (the "95% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the investor and accepted by the Fund as of the Expiration Date, determined as of June 30, 2005, based on the audited financial statements of the Fund for calendar year 2005, over (b) the 95% Cash Payment. The Note will be held for each tendering investor by PFPC as set forth below, will be prepared within approximately ten days after the Fund's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash (in the manner set forth below) within approximately ten days after completion of the audit of the financial statements of the Fund for calendar year 2005, or on such earlier date as the Fund's Directors may determine. It is anticipated that the audit of the Fund's financial statements for calendar year 2005 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund.

           Investors who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of June 30, 2005, payable by approximately July 11, 2005 (the "100% Cash Payment").

          Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering investor's brokerage account with UBS Financial Services Inc. ("UBS Financial Services") if such investor has a UBS Financial Services account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account. If such investor does not have a UBS Financial Services account, the Cash Payment will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

          The Note will be held for each investor by the Fund's Administrator, PFPC. Any contingent payment due pursuant to the Note will be deposited directly to the tendering investor's brokerage account at UBS Financial Services if such investor has a UBS Financial Services account, and will be subject upon withdrawal from such account to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account.

          The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $250,000,000 (unless the Fund elects, in its sole and absolute discretion, to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          The Fund currently is party to a Credit Agreement, dated July 2, 2004, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investment Group, as amended (the "Credit Agreement"). Under the Credit Agreement, the Fund may borrow from time to time on a revolving basis at any time up to the lesser of (a) an amount equal to 20% of the Fund's total eligible asset value (as defined in the Credit Agreement), (b) an amount equal to 33 1/3% of the fair market value of the Fund's total assets (as defined in the Credit Agreement) and (c) the maximum amount permitted by the Fund's offering documents, government officials and applicable law. Although the Credit Agreement is scheduled to terminate on July 1, 2005, the Fund is negotiating to amend the Credit Agreement to extend its term for a period of at least one year. If the Fund determines to borrow in order to fund all or a portion of the purchase price of the Interests purchased in the Offer, the Fund expects that such borrowings would be made pursuant to the amended Credit Agreement.

          The maximum amount currently available to all borrowers under the Credit Agreement (and as proposed for the amended Credit Agreement) is $150,000,000 in the aggregate, all of which is available for borrowing. To the extent that the demand for loans exceeds the amount available under the Credit Agreement, as amended, the loans are to be allocated among the borrowers pro rata based upon the fair market value of the borrowers' total assets.

           Indebtedness outstanding under the Credit Agreement accrues interest at a rate of 1.5% over the Federal Funds Rate from time to time in effect, or at 3.5% over such rate on amounts not paid when due.  Interest is payable quarterly on the last day of March, June, September and December.  The principal amount of any loan outstanding under the Credit Agreement, together with any interest accrued thereon, is due on the termination date of the Credit Agreement. The Credit Agreement also contains a number of other representations and warranties, covenants and conditions to each borrowing that are typical of commercial revolving credit agreements. Obligations of each of the borrowers under the Credit Agreement are several and not joint.  Indebtedness under the Credit Agreement is not secured by any lien on the assets of the Fund. The Fund expects that the amended Credit Agreement will contain financial and other terms comparable to those that currently exist under the Credit Agreement.

          The amount of any borrowings under the amended Credit Agreement would depend upon the amount of Interests tendered and prevailing general, economic and market conditions.  If the Fund borrows under the amended Credit Agreement to pay for Interests purchased in the Offer, the Fund expects that such borrowings would be repaid from funds received from time to time in the ordinary course upon sales of Interests or sale of the Fund's investments. There can be no assurance that the Fund will be successful in negotiating an amendment to the Credit Agreement. In the event the Fund is not successful in negotiating such amendment, the Fund may seek to borrow money from other sources to fund all or a portion of the purchase price of Interests accepted for purchase in the Offer.

          7.      Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

          The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

          8.      Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The Fund is the successor by merger of PW Technology Partners, L.P. The principal executive office of the Fund is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.L.C. Agreement. The Fund's Directors are Meyer Feldberg, George W. Gowen and Stephen H. Penman. Their address is c/o UBS Financial Services Inc., attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019. Effective March 1, 2005, Mr. Feldberg became an "interested person" (as defined in the 1940 Act) of the Fund because he became an affiliated person of a broker-dealer with which the Fund does business.

          The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser, except that: (1) effective February 7, 2005, Mitchell A. Tanzman resigned as the principal executive officer of the Fund, and Mr. Tanzman and Gregory Brousseau ceased to be employed as managing directors of UBS Financial Services, an affiliate of the Adviser and (2) effective February 8, 2005, Richard Sipes, an executive vice president of UBS Financial Services, was appointed as the principal executive officer of the Fund; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.L.C. Agreement or other actions that may impede the acquisition of control of the Fund by any person. The Fund believes that the aforementioned departures of Mr. Tanzman and Mr. Brousseau will have no adverse effect on its operations.

           During the past 60 days, the only transactions involving the Interests that were effected by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser were aggregate subscriptions of $1,025,000 in Interests from investors.

           Based on May 1, 2005 estimated values, the Adviser beneficially owns $15,509 in Interests. The Adviser is entitled under the terms of the L.L.C. Agreement to receive, subject to certain limitations, the Performance Bonus, as specified in the L.L.C. Agreement and described in the Confidential Memorandum.

          9.      Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          An investor who tenders its entire Interest (and whose entire interest is accepted) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the 95% Cash Payment and the principal payment under the Note) and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. A loss, if any, may be recognized after the tendering investor has received payment under the Note. This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Interest at the time the gain or loss is recognized. Treasury Regulations provide that an investor will have a divided (that is, fragmented) holding period for its interest if the investor makes contributions to the Fund at different times. Under the Treasury Regulations, each time the investor makes a contribution to the Fund, the investor will have a new holding period for that portion of its Interest determined by a fraction, the numerator of which is the amount of the contribution and the denominator of which is the investor's capital account immediately after the contribution. Certain cash contributions, if made within one year of a liquidating distribution, can be netted against the distribution. If the investor recognizes capital gain or loss in connection with a complete withdrawal from the Fund, the gain or loss is divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the Interest is divided between the portion of the Interest held for more than one year and the portion of the Interest held for one year or less. Interest on the Notes is taxable to a tendering investor receiving such Notes under such investor's method of accounting, subject to possible application of certain rules under the Internal Revenue Code and Treasury Regulations relating to short-term obligations. A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such investor's adjusted tax basis in its Interest.

          If an investor recognizes a loss in an amount greater than $250,000 upon the tender of its entire Interest to the Fund for repurchase, the Fund will be required, under Section 734 of the Internal Revenue Code, to reduce the tax basis of its property by the amount of the loss recognized by the tendering investor.

           Pursuant to the authority granted to it under the L.L.C. Agreement, the Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Similarly, the Adviser may specially allocate items of Fund capital loss to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its liquidating distribution.

          10.      Treasury Regulations. Treasury Regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the Internal Revenue Service (the "Service") (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and comply with certain document retention requirements. In addition, certain organizers and sellers of such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the Service upon demand. A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests. These regulations are directed towards "tax shelters," however, they are quite broad and may encompass transactions that typically would not be considered "tax shelters." Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intend to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

           Notwithstanding any other provision or statement in any offering document of the Fund (including the Investor Application Form, the Confidential Memorandum and the L.L.C. Agreement), an investor (and each employee, representative or other agent of the Investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Fund, the offering of its interests and this Offer and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure. For the avoidance of doubt, this authorization is not intended to permit disclosure of the names of, or other identifying information regarding, the participants in the transaction, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transaction.

          11.      Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.